GOLD RESOURCES LTD.                                                EXHIBIT 99.3
(formerly CORAL GOLD CORP.)
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE QUARTER ENDED OCTOBER 31, 2004
Page 1
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The following  discussion and analysis of the operations,  results and financial position of the Company for the quarter ended July 31, 2004 should be read in conjunction with the October 31, 2004 consolidated interim financial statements and the notes thereto. The effective date of this report is December 15, 2004. Additional information relating to the Company is available on SEDAR at www.sedar.com.


Forward looking statements
--------------------------

Except for historical information, the Management's Discussion and Analysis ("MD&A") may contain forward looking statements. These statements involve known and unknown risks, uncertainties, and other factor that may cause the Company's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievement expressed or implied by these forward looking statements.


Overall performance
-------------------

The Company received approval from the Bureau of Land Management to conduct additional exploratory drilling at its 100% owned Robertson Property located in Crescent Valley, NV. Drilling is expected to commence about November 29, 2004 and is expected to take less than one month to complete. The new program will consist of drilling 10 reverse circulation holes totaling about 7,000 ft. The purpose of the drilling is to expand the current indicated mineral resources in the 39A and Porphyry Zones. These resources are currently estimated to contain
2.8 million tons of mineralized material at a grade of 0.101 oz Au/t and 3.95 million tons of mineralized material at a grade of 0.040 oz Au/t, respectively. The drilling will be targeted specifically at expanding high-grade portions of the two resources. The best results from the April 2004 drilling program in the 39A Zone were returned in hole CR04-8, which intersected 135 ft that averaged
0.074 oz Au/t, from 600 ft, using a 0.02 oz Au/t cutoff grade. Included within this intercept is a 30 ft interval that averaged 0.229 oz Au/t, starting at 675 ft.


Results of operations
---------------------

Three months ended October 31, 2004 ("Q3-2005") compared with the three months ended October 31, 2003 ("Q3-2004")

The loss for the three months ended October 31, 2004 was $195,850 compared with a loss of $271,188 for the three months ended October 31, 2003. The lower loss in the current quarter is primarily due to the lower administrative expenses discussed below and lower foreign exchange losses realized.

General and administrative expenses
-----------------------------------

General and administrative expenses totaled $141,559 for Q3-2005 compared with $194,397 for Q3-2004, a decrease of $52,838. This decrease is due primarily to reduced investor relations and shareholder information activities. Listing and filing fees decreased due to no shares being issued in the current quarter and there were no directors fees paid.

CORAL GOLD RESOURCES LTD.
(formerly CORAL GOLD CORP.)
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE QUARTER ENDED OCTOBER 31, 2004
Page 1
--------------------------------------------------------------------------------

Nine months ended October 31, 2004 ("YTD-2005") compared with the nine months ended October 31, 2003 ("YTD-2004").

The loss for the nine months ended October 31, 2004 was $405,929 compared with a loss of $606,684 for the nine months ended October 31, 2003, a decrease of $200,755. The main reasons for the decrease in the loss for YTD 2005 compared with YTD 2004 are the lower general and administrative expenses discussed below and lower foreign exchange losses realized.

General and administrative expenses

General and administrative expenses totaled $370,792 for YTD-2005 compared with $484,888 for YTD-2004, a decrease of $114,096. This decrease is due primarily to the reduced costs of investor relations and shareholder information initiatives and not paying any directors fees during the current period.

Summary of quarterly results
----------------------------

                  2004           2004            2004           2004          2003         2003         2003          2003
Period          Oct. 31         Jul. 31        Apr. 30         Jan. 31       Oct. 31      Jul. 31      Apr. 30      Jan. 31
ended              Q3             Q2              Q1             Q4            Q3           Q2           Q1            Q4
-------------------------------------------------------------------------------------------------------------------------------

Loss           $(195,850)     $(113,781)       $(96,297)     $(119,187)   $(298,913)   $(123,892)   $(211,604)    ($434,337)
-------------------------------------------------------------------------------------------------------------------------------

Loss
per share
                  $(0.04)        $(0.03)         $(0.02)        $(0.03)      $(0.09)      $(0.04)      $(0.06)       $(0.14)
-------------------------------------------------------------------------------------------------------------------------------

Total
Assets       $10,730,245    $10,970,422     $11,094,375    $10,967,000   $9,973,553   $8,599,504   $8,776,303    $8,888,094
-------------------------------------------------------------------------------------------------------------------------------

The general trend in lower quarterly losses is due to an overall reduction in administrative expenses. Higher than usual prior quarter's losses in 2003 also include the effect of mineral property and advances write offs.

Liquidity and capital resources
-------------------------------

At October 31, 2004, the Company had cash and cash equivalents of $1,767,385 and working capital of $1,889,036. The Company feels it has sufficient cash on hand at this time to finance planned exploration work on its mineral properties and maintain operations. Mineral exploration and development is capital intensive and in order to maintain its interests, the Company will likely be required to raise new equity capital in the future. The Company invested $657,163 in YTD 2004 on mineral exploration, mainly on its Robertson property. There is no assurance that the Company will be successful in raising new equity capital.

Off-balance sheet arrangements
------------------------------

The Company has no off-balance sheet arrangements.

Transactions with related parties
---------------------------------

Refer to Note 4 of the accompanying consolidated interim financial statements.

CORAL GOLD RESOURCES LTD.
(formerly CORAL GOLD CORP.)
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE QUARTER ENDED OCTOBER 31, 2004
Page 2
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Changes in accounting policies
------------------------------

None.

Outstanding share data
----------------------

On July 30, 2004, the Company obtained shareholder approval for the 10:1 consolidation of its share capital. This was undertaken in order to allow the Company to obtain access to additional capital, when required, to maintain uninterrupted exploration work on the Robertson property.

At October 31, 2004 there were 4,648,905 post-consolidated common shares outstanding.

Summary of stock options outstanding is as follows:

--------------------------------------------------------------------------------
   Exercise Price Per       Expiry Date             Number of Shares Remaining
         Share                                          Subject to Options
--------------------------------------------------------------------------------
         $2.50            September 5, 2005                 142,600
--------------------------------------------------------------------------------

Summary of warrants outstanding is as follows:

--------------------------------------------------------------------------------
  Exercise Price Per        Expiry Date             Number of Underlying Shares
        Share
--------------------------------------------------------------------------------
         $3.60             November 17, 2005                204,425
--------------------------------------------------------------------------------
         $3.90             December 19, 2005                102,957
--------------------------------------------------------------------------------
         $3.10             October 12, 2005                 412,900
--------------------------------------------------------------------------------
         $4.80             February 16, 2006                104,380
--------------------------------------------------------------------------------
         $5.50             February 17, 2006                150,840
--------------------------------------------------------------------------------
                                                            975,502
--------------------------------------------------------------------------------